Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2014 and 2013

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2014 (Unaudited)		December 31, 2013 (Audited)		September 30, 2013 (Unaudited)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$8,099	2	$14,585	3	$34,750	8
Financial assets at fair value through profit or loss	4	—	—	—	—	—
Available-for-sale financial assets	—	—	24	—	17	—
Held-to-maturity financial assets	4,267	1	4,264	1	4,690	1
Trade notes and accounts receivable, net	25,689	6	22,901	5	24,345	6
Accounts receivable from related parties, net	63	—	69	—	48	—
Inventories	8,586	2	7,848	2	8,087	2
Prepayments	5,741	1	2,224	1	5,072	1
Other current monetary assets	5,549	1	4,636	1	4,776	1
Other current assets	3,831	1	3,962	1	3,987	1

Total current assets	61,829	14	60,513	14	85,772	20

NONCURRENT ASSETS
Available-for-sale financial assets	5,204	1	5,470	1	5,497	1
Held-to-maturity financial assets	4,635	1	7,502	2	8,923	2
Investments accounted for using equity method	2,608	1	2,359	—	2,328	1
Property, plant and equipment	298,194	69	302,714	69	296,811	70
Investment properties	8,006	2	8,018	2	7,776	2
Intangible assets	43,243	10	44,399	10	5,362	1
Deferred income tax assets	1,793	—	1,506	—	1,377	1
Prepayments	3,549	1	3,608	1	3,555	1
Other noncurrent assets	5,130	1	4,883	1	5,507	1

Total noncurrent assets	372,362	86	380,459	86	337,136	80

TOTAL	$434,191	100	$440,972	100	$422,908	100

	September 30, 2014 (Unaudited)		December 31, 2013 (Audited)		September 30, 2013 (Unaudited)
	Amount	%	Amount	%	Amount	%

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$1,015	—	$254	—	$1,075	—
Repurchase agreements collateralized by bonds	4,000	1	—	—	—	—
Hedging derivative liabilities	1	—	—	—	—	—
Trade notes and accounts payable	15,714	4	15,589	4	12,376	3
Payables to related parties	371	—	557	—	466	—
Current tax liabilities	4,893	1	6,171	2	5,074	1
Other payables	21,546	5	26,792	6	22,665	5
Provisions	117	—	129	—	114	—
Advance receipts	9,876	2	9,464	2	9,748	2
Current portion of long-term loans	1,650	1	300	—	—	—
Other current liabilities	1,611	—	1,599	—	1,579	1

Total current liabilities	60,794	14	60,855	14	53,097	12

NONCURRENT LIABILITIES
Long-term loans	348	—	1,400	1	1,700	1
Deferred income taxes liabilities	127	—	101	—	99	—
Provisions	122	—	123	—	135	—
Customers’ deposits	4,756	1	4,835	1	4,831	1
Accrued pension liabilities	5,789	2	5,482	1	4,800	1
Deferred revenue	3,519	1	3,701	1	3,767	1
Other noncurrent liabilities	1,379	—	1,335	—	1,316	—

Total noncurrent liabilities	16,040	4	16,977	4	16,648	4

Total liabilities	76,834	18	77,832	18	69,745	16

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stock	77,574	18	77,574	17	77,574	18
Additional paid-in capital	146,720	34	163,294	37	163,292	39
Retained earnings
Legal reserve	76,893	18	74,819	17	74,819	18
Special reserve	2,820	—	2,676	1	2,676	1
Unappropriated earnings	49,034	11	40,075	9	30,512	7

Total retained earnings	128,747	29	117,570	27	108,007	26

Other adjustments	(373)	—	(144)	—	(244)	—

Total equity attributable to stockholders of the parent	352,668	81	358,294	81	348,629	83

NONCONTROLLING INTERESTS	4,689	1	4,846	1	4,534	1

Total equity	357,357	82	363,140	82	353,163	84

TOTAL	$434,191	100	$440,972	100	$422,908	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2014		2013		2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%

REVENUES	$56,141	100	$56,723	100	$166,975	100	$169,178	100

OPERATING COSTS	36,458	65	35,789	63	106,495	64	108,519	64

GROSS PROFIT	19,683	35	20,934	37	60,480	36	60,659	36

OPERATING EXPENSES
Marketing	6,681	12	6,375	11	19,277	11	18,327	11
General and administrative	994	2	1,039	2	3,161	2	3,099	2
Research and development	824	1	922	2	2,615	2	2,725	2

Total operating expenses	8,499	15	8,336	15	25,053	15	24,151	15

OTHER INCOME AND EXPENSES	(13)	—	(12)	—	(33)	—	(42)	—

INCOME FROM OPERATIONS	11,171	20	12,586	22	35,394	21	36,466	21

NON-OPERATING INCOME AND EXPENSES
Interest income	73	—	147	—	216	—	471	—
Other revenue	80	—	128	—	475	—	267	—
Other gains and losses	92	—	(4)	—	82	—	(35)	—
Financial costs	(15)	—	(10)	—	(34)	—	(24)	—
Share of the profit of associates and joint ventures accounted for using equity method	267	1	208	1	684	1	541	1

Total non-operating income and expenses	497	1	469	1	1,423	1	1,220	1

INCOME BEFORE INCOME TAX	11,668	21	13,055	23	36,817	22	37,686	22

INCOME TAX EXPENSE	2,772	5	3,175	6	6,714	4	5,339	3

NET INCOME	8,896	16	9,880	17	30,103	18	32,347	19

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates	—	—	—	—	—	—	(40)	—

Items that may be reclassified subsequently to profit or loss:
Unrealized loss on available-for-sale financial assets	(24)	—	(70)	—	(258)	—	(403)	—
Income tax relating to items that may be reclassified subsequently	2	—	(4)	—	4	—	(4)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2014		2013		2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%
Exchange differences arising from the translation of the foreign operations	$51	—	$(72)	—	$14	—	$18	—
Share of exchange differences arising from the translation of the foreign operations of associates	28	—	—	—	4	—	3	—
Cash flow hedges	(1)	—	—	—	(1)	—	—	—

	56	—	(146)	—	(237)	—	(386)	—

Total other comprehensive loss, net of income tax	56	—	(146)	—	(237)	—	(426)	—

TOTAL COMPREHENSIVE INCOME	$8,952	16	$9,734	17	$29,866	18	$31,921	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,834	16	$9,662	17	$29,703	18	$31,420	19
Noncontrolling interests	62	—	218	—	400	—	927	—

	$8,896	16	$9,880	17	$30,103	18	$32,347	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,873	16	$9,521	17	$29,474	18	$30,975	18
Noncontrolling interests	79	—	213	—	392	—	946	1

	$8,952	16	$9,734	17	$29,866	18	$31,921	19

EARNINGS PER SHARE
Basic	$1.14		$1.25		$3.83		$4.05

Diluted	$1.14		$1.25		$3.83		$4.04

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

							Other Adjustments				Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
			Retained Earnings				Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Cash Flow Hedges	Total Other Adjustments
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings

BALANCE, JANUARY 1, 2013	$77,574	$168,877	$70,829	$2,676	$39,037	$112,542	$(97)	$258	$—	$161	$359,154	$4,336	$363,490

Appropriation of 2012 earnings
Legal reserve	—	—	3,990	—	(3,990)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	(5,589)	—	—	(35,913)	(35,913)	—	—	—	—	(41,502)	—	(41,502)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(811)	(811)

Cash distributed from additional paid-in capital	—	—	—	—	—	—	—	—	—	—	—	—	—

Net income for the nine months ended September 30, 2013	—	—	—	—	31,420	31,420	—	—	—	—	31,420	927	32,347

Other comprehensive income (loss) for the nine months ended September 30, 2013	—	—	—	—	(40)	(40)	4	(409)	—	(405)	(445)	19	(426)

Total comprehensive loss for the nine months ended September 30, 2013	—	—	—	—	31,380	31,380	4	(409)	—	(405)	30,975	946	31,921

Exercise of employee stock options of subsidiaries	—	4	—	—	—	—	—	—	—	—	4	32	36

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	45	45

Employee stock bonus issued by a subsidiary	—	—	—	—	—	—	—	—	—	—	—	2	2

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(18)	(18)

BALANCE, SEPTEMBER 30, 2013	$77,574	$163,292	$74,819	$2,676	$30,514	$108,009	$(93)	$(151)	$—	$(244)	$348,631	$4,532	$353,163

							Other Adjustments				Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
			Retained Earnings				Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Cash Flow Hedges	Total Other Adjustments
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings

BALANCE, JANUARY 1, 2014	$77,574	$163,294	$74,819	$2,676	$40,075	$117,570	$6	$(150)	$—	$(144)	$358,294	$4,846	$363,140

Appropriation of 2013 earnings
Legal reserve	—	—	2,074	—	(2,074)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	144	(144)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(18,526)	(18,526)	—	—	—	—	(18,526)	—	(18,526)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(797)	(797)

Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	3	—	—	—	—	—	—	—	—	3	—	3

Cash distributed from additional paid-in capital	—	(16,577)	—	—	—	—	—	—	—	—	(16,577)	—	(16,577)

Net income for the nine months ended September 30, 2014	—	—	—	—	29,703	29,703	—	—	—	—	29,703	400	30,103

Other comprehensive income (loss) for the nine months ended September 30, 2014	—	—	—	—	—	—	17	(245)	(1)	(229)	(229)	(8)	(237)

Total comprehensive income (loss) for the nine months ended September 30, 2014	—	—	—	—	29,703	29,703	17	(245)	(1)	(229)	29,474	392	29,866

Employee stock bonus issued by a subsidiary	—	—	—	—	—	—	—	—	—	—	—	5	5

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	80	80

Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	163	163

BALANCE, SEPTEMBER 30, 2014	$77,574	$146,720	$76,893	$2,820	$49,034	$128,747	$23	$(395)	$(1)	$(373)	$352,668	$4,689	$357,357

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Nine Months Ended September 30
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$36,817	$37,686
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	23,990	23,110
Amortization	1,499	915
Provision for doubtful accounts	211	173
Interest expenses	34	24
Interest income	(216)	(471)
Dividend income	(78)	(44)
Compensation cost of employee share options	80	45
Share of the profit of associates and joint ventures accounted for using equity method	(684)	(541)
Impairment loss on available-for-sale financial assets	9	29
Impairment loss on intangible assets	—	18
Provision for inventory and obsolescence	256	133
Impairment loss on property, plant and equipment	—	2
Gain on disposal of financial instruments	(46)	(76)
Loss on disposal of property, plant and equipment	33	22
Loss on disposal of investments accounted for by using equity method	6	—
Valuation loss (gain) on financial instruments at fair value through profit or loss, net	(4)	1
Loss (gain) on foreign exchange	199	(8)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	9
Trade notes and accounts receivable	(2,991)	(155)
Receivables from related parties	6	(4)
Inventories	(993)	(1,024)
Other current monetary assets	(645)	(217)
Prepayments	(3,458)	(3,087)
Other current assets	129	518
Increase (decrease) in:
Trade notes and accounts payable	71	(1,137)
Payables to related parties	(185)	(371)
Other payables	(3,846)	(2,750)
Provisions	(13)	(17)
Advance receipts	412	(367)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Nine Months Ended September 30
	2014	2013

Other current liabilities	$10	$(29)
Deferred revenue	(182)	(71)
Accrued pension liabilities	306	216

Cash generated from operations	50,727	52,532
Interest paid	(34)	(24)
Income tax paid	(8,248)	(7,504)

Net cash provided by operating activities	42,445	45,004

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(60)	(1,798)
Proceeds from disposal of available-for-sale financial assets	85	3,989
Capital reduction of available-for-sale financial assets	44	18
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(411)	(17,846)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three months	437	37,724
Proceeds from disposal of held-to-maturity financial assets	2,845	2,397
Proceeds from disposal of hedging derivative assets	—	15
Derecognition of hedging derivative liabilities	—	(108)
Acquisition of investments accounted for using equity method	(133)	(60)
Capital reduction of associates	—	17
Acquisition of property, plant and equipment	(20,972)	(23,307)
Proceeds from disposal of property, plant and equipment	3	36
Acquisition of intangible assets	(343)	(512)
Increase in other noncurrent assets	(262)	(911)
Interest received	37	539
Cash dividends received	513	424

Net cash (used in) provided by investing activities	(18,217)	617

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	895	1,239
Repayment of short-term loans	(134)	(275)
Proceeds from long-term loans	348	—
Repayment of long-term loans	(50)	(358)
Customers’ deposits refunded	(77)	(70)
Increase in repurchase agreement collateralized by bonds	4,000	—
Decrease (increase) in other noncurrent liabilities	45	(77)
Proceeds from exercise of employee stock option granted by subsidiaries	—	37

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Nine Months Ended September 30
	2014	2013

Cash dividends and cash distributed from additional paid-in capital	$(35,103)	$(41,502)
Cash dividends paid by subsidiaries to noncontrolling interests	(797)	(811)
Change in other noncontrolling interests	164	(15)

Net cash used in financing activities	(30,709)	(41,832)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(5)	23

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,486)	3,812

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	14,585	30,938

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,099	$34,750

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2014 and 2013, the related consolidated statements of comprehensive income for the three months ended September 30, 2014 and 2013 and for the nine months ended September 30, 2014 and 2013, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2014 and 2013 in accordance with the International Financial Reporting Standards, International Accounting Standard and International Financial Reporting Interpretations Committee, as issued by the International Accounting Standard Board (collectively, “IFRSs”). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under IFRSs.